Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
November 6, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING TO HOST CONFERENCE CALL FOR INVESTORS

Baja Mining Corp. (the “Company” or “Baja”) today announced that it will host an investor conference call on Thursday, November 13, 2008 at 8:00 a.m. Pacific Standard Time (11:00 a.m. EST).

During the call John Greenslade, President and CEO of Baja, will provide a corporate update about the Company, the Boleo Project and recently announced Company news.

The toll free dial-in number for callers in the U.S. and Canada is (888) 562-3356 and the dial in number for international callers is (973) 582-2700.  The access code for all callers is 72745498. A live webcast of the conference call will be available on the Company’s web site, www.bajamining.com.

A replay of the call will be available through November 20, 2008. To access the replay, please dial (800) 642-1687 in the U.S. and Canada, and (706) 645-9291 internationally, and then enter the access code 72745498. The webcast will be archived on Baja’s website for one month following the conclusion of the call.

The conference call is open to all shareholders, members of the investment community and the general public. Following the update, questions for Mr. Greenslade will be taken. Questions can be forwarded to the Company in advance of the call by emailing info@bajamining.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.